EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended	Nine Months Ended
(Dollars in Millions)			September 30, 2006	September 30, 2006

Earnings
1.	Net income		$1,203	$3,557
2.	Applicable income taxes		532	1,678

3.	Income before income taxes (1 + 2)		$1,735	$5,235

4.	Fixed charges:
	a.	Interest expense excluding interest on deposits	$849	$2,276
	b.	Portion of rents representative of interest and amortization of debt expense	18	53

	c.	Fixed charges excluding interest on deposits (4a + 4b)	867	2,329
	d.	Interest on deposits	640	1,721

	e.	Fixed charges including interest on deposits (4c + 4d)	$1,507	$4,050

5.	Amortization of interest capitalized		$—	$—
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,602	7,564
7.	Earnings including interest on deposits (3 + 4e + 5)		3,242	9,285
8.	Fixed charges excluding interest on deposits (4c)		867	2,329
9.	Fixed charges including interest on deposits (4e)		1,507	4,050
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		3.00	3.25
11.	Including interest on deposits (line 7/line 9)		2.15	2.29